Exhibit 3

On March 18, 2019, the Board of Directors approved the following language to replace the first sentence of Article II, Section 1, of the Company’s Code of Regulations:
“The number of directors of the corporation, none of whom need to be a shareholder or resident of the State of Ohio, shall be twelve.”